WEIL, GOTSHAL & MANGES

RECEIVED
2004 NOV 16 A 11: 39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

81968-0005 November 15, 2004

04046540

By Hand

Securities and Exchange Commission
Office of International Corporate Finance 3-2
450 Fifth Street N.W.
Washington D.C. 20549-0302
United States of America

SUPPL

Re: Yell Group plc - - 12g3-2(b) File No. 82-34674

Ladies and Gentlemen:

On behalf of Yell Group plc (the "Company"), we are enclosing certain information to you pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"), as amended. The first page of each separate item of information indicates in the upper right-hand corner the Company's file number.

This information is being furnished with the understanding that such information and documents will not be deemed to be "filed" with the Securities and Exchange Commission or otherwise be subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of the information and documents will constitute an admission for any purpose that the Company is subject to the Exchange Act.

Yours sincerely

Martin Sandgren

PROCESSED
DEC 10 2004
THOMSON FINANCIAL

Enc

Dlw 12/7

LO1:\504501\01\@T9X01!.DOC\81968.0005

ONE SOUTH PLACE, LONDON EC2M 2WG
TEL: +44 (0) 20 7903 1000 FAX: +44 (0) 20 7903 0990

82-34674

YELL

15 November 2004

Investor Day Presentations

Yell's UK and US management is today presenting to analysts and investors on its business. The presentations will cover information previously released. Yell is not providing any trading update and confirms what was said in its results announcement for the six months ended 30 September 2004 on 9 November 2004.

The presentation slides are available on our website at www.yellgroup.com and the webcast will be available on the site from tomorrow.

Enquiries

Yell
Head of Investor Relations
Jill Sherratt

Tel	+44 (0)118 950 6984
Mobile	+44 (0)7764 879808

82-34674

YELL UK

Steve Chambers, Chief Commercial Officer

YELL

Disclaimer

YELL

During this presentation we will be discussing Yell's business outlook and making certain forward-looking statements. Any statements that are not historical facts are subject to a number of risks and uncertainties, and actual results may differ materially.

We urge you to read the Risk Factors and cautionary language in our annual report on Form 20-F filed with the SEC on 8 June, 2004. We also draw your attention to our interim press release and SEC filing on Form 6-K which is posted on our web site, for more information on the risks and uncertainties.

End to End Marketing and Sales Process

YELL.


Customer Strategy
User Development
Advertiser Development
Sales Channel Approach
Sales Force Management
Customer

Simple, Focused Strategy and Execution

Competing for the SME £

YELL


Local press
Online
118 / voice market
CUSTOMERS
Consumer magazines
Directories
National press
Business magazines

Yell thrives through building relationships with SMEs based on delivering better value than competitive media

Delivering Value to UK SMEs

YELL


YELLOW PAGES
118 24 7

	FY 2004
Total annual uses	1.2bn
Uses resulting in leads	930m
Leads resulting in sales	528m
Average spend per sale	£166
Resulting annual revenue	£88bn

9 out of 10 of our advertisers say we are good value for money

Source: Saville Rossiter-Base and Yell Group (April 2003-March 2004)

Generating Usage

YELL

Product Reach

- 27.9m copies delivered to virtually every household and business
- Directory boundaries reviewed to reflect local buying patterns

Content Development

- Local community information
- Classification management
- Sector guides

Brand Building

- Top 5 brand
- Award winning advertising
- Market research and product design


INSURANCE GUIDE
LATE NIGHT GUIDE

Revenue Drivers



UK Directories Turnover Growth (£m)
496
518
541
574
594
2000 2001 2002 2003 2004
UK Directories Unique Advertisers (000s)
378
418
438
451
480
2000 2001 2002 2003 2004
Growth In Average Turnover Per Unique Advertiser Over 3 Years (£)
422
710
1291
Year 1 Year 2 Year 3 plus

	Win	Keep	Grow
Price	✓	✓	✓
Product	✓	✓	✓
Rescoping	✓	✓	
Colour			✓
Communications	✓	✓	✓
Sales Channel	✓	✓	✓

Using Price to Win New Advertisers

YELL



50% Discount
40% Discount
No Offer
40% Discount
No Offer
Incentive Offer
Deep Discount
First Steps
Move In
Segmented Pricing

Colour


% Ad
Penetration
Average
% Premium
Average Colour Premium
Ad Penetration
Jan 02
Jul 02
Jan 03
Jul 03
Jan 04
Jul 04

- Yellow Pages users are 6 times more likely to choose a colour ad than a mono ad
- Colour advertisers claim their new Yellow Pages ad has helped increased enquiries by 42% since the previous year

Source: Insight Report 9318 – "Directory Colour Performance by Edition Accounting Cycle"

Directory Rescoping


Yellow Pages Directory Rescopes:
Pre 1997 Directory Areas
Post 1997 Directory Areas
Non Rescoped Directory Areas


LONDON

Rescoping
Adding Value for Users and Advertisers

YELL

- User-driven process
- Lower entry price for new advertisers
- Same price for same coverage for existing advertisers
- Positive user perception
- Growth in advertiser acquisition
- Improved First Year Retention and buy-up

Market Approach

YELL

- Campaign-based, multi book approach. Year round service for National advertisers
- Campaign duration – 6 months Fieldsales, 2 months Telesales
- Multi-product sale. Specialist Telesales sell additional products outside main campaign
- Automated Market Planning to optimise local opportunities



Sales Campaign Brighton
Sales Campaign Portsmouth
P Publication
P
P
P
P
Jan Feb Mar Apr May Jun Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May Jun Jul

UK Sales

YELL

"These are amongst the highest satisfaction scores we have observed from over ten years of research – they are unrivalled and impressive showing service of the very highest level"

M.D. Critical Research Limited

Salesforce – Key Metrics

YELL

	Telesales	Field Sales	National Sales
Key Purpose	Advertiser acquisition	Keep and Grow existing accounts High potential prospects	Key account management
Customer Allocation	37%	62%	1%
Headcount (inc. Managers)	643	1,151	114
Technology	Desktop	Laptop/Broadband	Laptop/Broadband
Average Age	32 years	35 years	41 years
Average Service	3.5 years	4 years	11 years
Salesforce Churn	20% per annum	17% per annum	14% per annum

Over 1 million one on one sales contacts annually

Sales Automation – Adding Value at Point of Sale

Functionality	Tele	Field
Desktop and office-based connection	✓	
Laptop and home-based broadband connection		✓
Workload management, reporting and forecasting	✓	✓
Comprehensive marketing information	✓	✓
Electronic sales presentation		✓
Graphics package, automated visual request		✓
Order / content capture	✓	✓

Sales Process and Sales Support

YELL

- Defined, needs-based Sales
- 180,000 studio produced spec artwork
- Customised Electronic Planning and Presentation
- Mapping
- Proven Value Data



Plan and Prepare
Conduct Business Review
Test Intention
Propose and Provide Solutions
Finalise Programme
Relationship Building

Disclaimer

YELL

During this presentation we will be discussing Yell's business outlook and making certain forward-looking statements. Any statements that are not historical facts are subject to a number of risks and uncertainties, and actual results may differ materially.

We urge you to read the Risk Factors and cautionary language in our annual report on Form 20-F filed with the SEC on 8 June, 2004. We also draw your attention to our interim press release and SEC filing on Form 6-K which is posted on our web site, for more information on the risks and uncertainties.

Investor Relations: Jill Sherratt +44 (0)118 950 6984

www.yellgroup.com

Yell, Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT

82-34674

US MARKET AND STRATEGY

Joe Walsh, President and CEO

YELL

No 1 Independent

YELL

- Established 1930
  - 1996 Telecom Act deregulation
  - 1999 Yell acquisition
- Independent market share c.50%
  - 5th largest US directory company
  - 42 states and Washington DC
- 40% CAGR growth 2000-04
  - 22 acquisitions since 1999
- 536 markets; 386,000 unique advertisers; and over 72m directories

Trends in US Market Shares

% Revenue Growth for Publishers


25
20
25
13
14
20
16
4
4
3
2
-0.5
-1.5
0
1998 1999 2000 2001 2002 2003 2004
Incumbents
Independents

% Independents' Market Share


8
10
11
12
12
15
17
1998 1999 2000 2001 2002 2003 2004
Independents' Market Share

Source: The Kelsey Group with Yell estimates for 2002 to 2004. Independents include online only publishers.

Our Philosophy

YELL

- Focus, simplicity, discipline
- The user first – virtuous circle
- Passionate about usage and brand
- Win, Keep, Grow strategy
- Sharing of best practice across the States and the Atlantic

Usage and Brand

YELL

- Content drives usage
- Campaign for syndicated research
  - Judge Weinstein: 7 October 2004 call for "appropriate industry-wide fair standards for surveys" to determine usage levels
- Consumer awareness of Yellow Book more than 47%
- Ranked 876 in Brandweek's top 2000 brands
  - Up from 1,768 last year
- National advertising campaign
  - Targeting users
  - Phase 1 differentiated Yellow Book
  - Phase 2 focuses on our product
  - Next phase to bring in the internet

The Price Point Differential
Full Page Mono Rates



$000s
60
50
40
30
20
10
0
2002
2003
2004
BellSouth Charlotte
Yellow Book Charlotte



$000s
90
80
70
60
50
40
30
20
10
0
2002
2003
2004
Verizon Manhattan
Yellow Book Manhattan



$000s
35
30
25
20
15
10
5
0
2002
2003
2004
Verizon Pittsburgh
Yellow Book Pittsburgh

Source: YPA "Rates and Data"

Thump Factor

YELL



Yellow Book
Monmouth County

CONTENT → USAGE → CONTENT → USAGE

Growth Strategy

YELL

- Win, Keep, Grow
- Same market growth in existing markets
- New launches
- Expansion into new markets
- Execution

Original Yellow Book Markets

YELL



As of August 1999

Platform Acquisitions

YELL™



McLeod Acquisition

Platform Acquisitions

YELL


Feist Acquisition
NDC Acquisition

New Launches

YELL


New Launches

Tuck-ins


Tuck-ins

Independent Market Share c.50%



- Original Yellow Book Markets
- McLeod Acquisition
- NDC Acquisition
- Feist Acquisition
- New Launches
- Tuck-Ins

Online Strategy

YELL

- Protecting trusted relationships with advertisers
- Building content
- Refine and improve listings database
- Deliver fast, quality search results
- Driving traffic
- Cooperation between the US and UK

Best Practice Leverage

YELL

- Leveraging off existing cost base as books evolve
- More favourable arrangements with suppliers
- Integration cost savings
- Transferral of operations and sales best practice


% Margin
25
20
15
10
5
0
2001
2002
2003
2004

Summary

YELL™

- No. 1 independent
- Excellent execution
- Scope for expansion
- Driving growth

Yell Group - Strong Historic Growth

Turnover (£m)


US
UK
CAGR 18%
99
523
220
554
284
581
499
615
552
635
2000
2001
2002
2003
2004

Adjusted EBITDA (£m)


US
UK
CAGR 14%
16
200
28
206
35
210
97
226
127
233
2000
2001
2002
2003
2004

34.7% 30.2% 28.3% 29.0% 30.3%

EBITDA margin

Adjusted EBITDA excludes buyout arrangement under BT ownership in FY02, IPO costs and restructuring costs relating to the closure of a Yellow Book West production site in FY03

Yell UK – Growth under Regulation

Turnover (£m)


CAGR 5%
523
554
581
615
635
2000
2001
2002
2003
2004

+1.3% + 0.6% -0.4% -4.4% -4.8%

Effective Yellow Pages price reduction

Adjusted EBITDA (£m)


CAGR 4%
200
206
210
226
233
2000
2001
2002
2003
2004

38.2% 37.2% 36.2% 36.8% 36.7%

EBITDA margin

Adjusted EBITDA excludes buyout arrangement under BT ownership in FY02, IPO costs and restructuring costs relating to the closure of a Yellow Book West production site in FY03

Yell US – Organic and Acquisition Growth



Turnover ($m)
CAGR 42%
331.0
409.0
775.0
939.6
2001
2002
2003
2004
Acquired
Existing



Adjusted EBITDA ($m)
CAGR 74%
41.0
50.0
151.0
215.9
2001
2002
2003
2004
12.4%
12.3%
19.4%
23.0 %
EBITDA margin

Building US Margins

EBITDA margin of new directories since launch FY04


31%
23%
11%
0%
1 Year
2-3 Years
4+ Years
All Directories
7%
30%
63%
100%
Share of turnover

Strong FY05 Interim Results

YELL

- Group Revenue up 6.3% to £604.6m (12.3% at constant FX)
  - UK up 3.9% - Yell.com up 42.6%
  - US up 23.4% - 16.0% organic growth
- Group EBITDA up 9.8% to £206m (14.6% at constant FX)
  - UK up 2.6%; margins stable at 40.7%
  - US up 40.9%; margins up 3.3 points to 26.4%
- Group operating cash flow up 11% to £170.6m (14.6% at constant FX)
  - Group cash conversion rate 82.8%
- Diluted EPS up 18.3% to 15.5 p
- Interim dividend up 40% to 4.2 p

All earnings and cash flow results before exceptional costs

Use of Free Cash Flow

YELL

Acquisitions

- c. ½ FCF
- Under 10x proforma EBITDA
- Positive net present value
- Earnings accretive, before goodwill amortisation and one-off costs

Optimum Capital Structure

- 3-4 x EBITDA

Dividends

- c. ½ FCF
- ⅓ interim, ⅔ final
- Growth at least in line with earnings

Investor Relations: Jill Sherratt +44 (0)118 950 6984

www.yellgroup.com

Yell, Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT

82-34674

US SALES

Victoria Sharrar, Chief Sales Officer

YELL™

Disclaimer

YELL

During this presentation we will be discussing Yell's business outlook and making certain forward-looking statements. Any statements that are not historical facts are subject to a number of risks and uncertainties, and actual results may differ materially.

We urge you to read the Risk Factors and cautionary language in our annual report on Form 20-F filed with the SEC on 8 June, 2004. We also draw your attention to our interim press release and SEC filing on Form 6-K which is posted on our web site, for more information on the risks and uncertainties.

Vision of the Sales Organisation

YELL

- High energy, talented "go-go" sales force
- "Best in class" sales leadership
- Caught up in **The Cause**
- Conviction in our value story
- Intensely customer focused
- Winning culture
- Career driven

Sales Structure and Techniques

YELL

Structure

- 3,002 field sales; 144 telesales; 396 sales management
- Recruitment – take less than 7% of applicants
- Training approach – best people share best practise
- Remuneration – 60% fixed salaries
- Low sales churn – around 36%

Techniques

- Need-based sale
- Customer service

Win, Keep, Grow

YELL

- Demonstrating value for money
  - Proving value
  - Cost per call
- Credit policies
  - 12 months payment for most customers
- National customers
  - Demonstrating value to Certified Marketing Representatives

Customer Testimonials

YELL

"The results we get from Yellow Book are just phenomenal"

"The cost per lead at Yellow Book is the lowest by far than any other source of advertising we do"

"Yellow Book produces at least twice the calls and is about half of the cost of other books"

"Yellow Book really has an edge on SBC"

Organic Revenue Growth

YELL



Contribution to growth
New launches
Same market
13.1%
4.4%
8.7%
11.8%
2.2%
9.6%
16.0%
3.7%
12.3%
2003
2004
H1 2005

Examples of More Developed Books Same Market Growth



%
150
100
50
0
2001
2002
2003
2004
Suburban Maryland
Northern VA
Allentown
Reading / Berks

All 4 years plus

New Launches

YELL



Yellow Book Markets
New Launches

New Launches - Criteria

YELL™

- Market size and growth
- Proximity to existing sales; sales capacity
- A set process that involves:
  - Sales planning and marketing
  - Advertising and PR
  - Production
  - HR, training and sales

New Launches – Significant Growth



%
140
120
100
80
60
40
20
0
2002
2003
2004
Boston
Chicago
Ocean County, NJ

Relaunches

YELL.

Key Elements

- Sales compensation
- Sales channel development
- Territory zone management
- Cross pollenisation
- Sales training and recruiting – redefined sales processes
- Marketing support – pricing strategy and ad campaign

Examples from McLeod

- Drove up renewal rate from 45-50% to 55-60%
- Doubled number of sales / rep / week
- Quadrupled number of ads

Relaunch - Exceptional Performance


%
300
250
200
150
100
50
0
2003
2004
2005
Columbus
Tampa
Minneapolis St Paul
Indianapolis
St Louis

'Tuck-in' Acquisitions

YELL

- Selection process
  - Evaluation of market
  - Evaluation of results
- Sales approach
  - Evaluation of quality of sales and leadership
- Integration of technology and back office

Tuck-in Acquisitions Improved Performance

YELL



%
160.0
140.0
120.0
100.0
80.0
60.0
40.0
20.0
0.0
2001
2002
2003
2004
Rockland
Hattiesburg
Highland / Cashiers

Summary

- Continued sales excellence
- Ever better back office support
- Strong brand leading the way
- Opportunity is enormous

Investor Relations: Jill Sherratt +44 (0)118 950 6984

www.yellgroup.com

Yell, Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT

82-34674

GROUP OPERATIONS

John Satchwell, Operations Director

YELL™

Disclaimer

YELL

During this presentation we will be discussing Yell's business outlook and making certain forward-looking statements. Any statements that are not historical facts are subject to a number of risks and uncertainties, and actual results may differ materially.

We urge you to read the Risk Factors and cautionary language in our annual report on Form 20-F filed with the SEC on 8 June, 2004. We also draw your attention to our interim press release and SEC filing on Form 6-K which is posted on our web site, for more information on the risks and uncertainties.

Group Processes Model

YELL



Bought In
Business telephone listings from Telcos
Other data sources
Marketing and Sales
Database Management
Customer
Billing and Collection
Customer Service
Outsourced
Pre-press
Printing
Distribution*
Enterprise Software
Yell activity

* Yellow Book part in house

Group Process Strategy

YELL

	Yell UK	Yellow Book
Continuous improvement	✓	✓
Quality	✓	✓
Simplification	✓	✓
Sales automation	✓	
Manage by process not function	✓	✓
Online customer service	✓	
Six Sigma	✓	
Migrating best practice to Yellow Book	✓	✓

Group Publishing Strategy

YELL

	Yell UK	Yellow Book
Small number of key partners	✓	✓
Contracts through tendering	✓	✓
Business integration	✓	✓
Supply chain forums	✓	✓
Open book accounting	✓	✓

Yell UK
Yellow Pages Paper



Indexed price £ / tonne from 1998
tonnes
100
90
80
70
60
50
65,000
60,000
55,000
50,000
45,000
40,000
Average price / tonne
Tonnage
FY98
FY99
FY00
FY01
FY02
FY03
FY04
FY05
FY06

Yell UK
Directory Tonnage and Production Workdays


Metric Tonnes
Workdays
62,000
60,000
58,000
56,000
54,000
52,000
50,000
48,000
40.0
39.5
39.0
38.5
38.0
37.5
37.0
36.5
36.0
Tonnage
Production Workdays
38.11bn pages
38.90bn pages
40.27bn pages
41.65bn pages
43.75bn pages
FY00
FY01
FY02
FY03
FY04

Global Partners

YELL

		Yell UK	Yellow Book
Printing	RRD	✓	✓
	Quebecor		✓
Paper	UPM	✓	✓
	Norske		✓
	Holmen	✓	
	Fraser		✓
Pre-Press	Pindar	✓	✓

Yellow Book Back Office
2000 – 2004

YELL

During a period of meteoric growth:

- 11 production centres reduced to 2
- 10 directory systems reduced to 1
- Pre-press moved to Pindar
- Standardisation of multiple product specifications

STRONG FOUNDATIONS FOR FUTURE GROWTH

Yellow Book Production Costs Performance 2001 – 2004

YELL

- Cost per ad – 59% reduction
- Cost per page – 35% reduction
- Paper cost / ton – 14% reduction
- Print cost / billion impression – 39% reduction

WORLD CLASS PRODUCTION PERFORMANCE

Yell UK
Environmental Performance

YELL

Recycled Fibre



FY04 47%
FY03 48%
FY02 46%
FY01 46%
FY00 44%
FY99 34%
FY98 29%

Process Waste (Indexed)



FY04 35%
FY03 43%
FY02 45%
FY01 37%
FY00 40%
FY99 47%
FY98 53%
FY94 100%

51% OF YELLOW PAGES DIRECTORIES ARE RECYCLED

Group Technology
Key Strategy Themes

YELL

	Yell UK	Yellow Book
Integrated solutions	✓	✓
Buy rather than build	✓	✓
Data capability	✓	✓
Selective outsourcing	✓	✓
Sales automation	✓	
Knowledge management	✓	

Group Technology
Systems Overview

YELL

	Yell UK	Yellow Book
Core transactional system	SAP	DIAD
Sales automation	SAP / Bespoke	
Pre-press	Pindar	Pindar
Split site operation	✓	✓
Nos of desktops / laptops	4,000	3,700

Yell UK No.1 in Technology Service Delivery

YELL

% Comparison with other organisations



77%
Yell 15 points above 2nd placed company
49%
Yell
3
5
7
9
11
13
Avg
16
18
20
22
24

Reference Site Visits Hosted from
The Cabinet Office, Maltese Government and MMO2

Source: CEC Europe Assessment - February 2004

Yellow Book USA
US Network



14 VPN Connected Offices
Uniondale
VPN Backup
King of Prussia
20 VPN Connected Offices
VPN Backup
Birmingham
21 VPN Connected Offices
Twin DS3
Dual Data Center
VPN Backup
Cedar Rapids
Effingham
61 VPN Connected Offices
AT&T Backbone
ATM
VPN Backup
Tustin
16 VPN Connected Offices

Migrating Operational Excellence to Yellow Book

YELL

Paper	→	7 suppliers reduced to 3
Pre-Press	→	6 suppliers reduced to 1
Printing	→	5 suppliers reduced to 2
IT	→	10 directory systems reduced to 1
Back Office	→	11 production centres reduced to 2

TREMENDOUS PROGRESS TOWARDS
WORLD CLASS OPERATIONAL PERFORMANCE

Group Operations Summary
Looking Ahead

YELL

Yell UK

- Continue to exploit investment in SAP
- Next generation sales automation

Yellow Book

- Build on strong operational foundations
- Database structure
- Sales automation pilot
- Process measurement

WORKING TOGETHER TO SUPPORT FUTURE GROWTH

Investor Relations: Jill Sherratt +44 (0)118 950 6984

www.yellgroup.com

Yell, Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT

82-34674

NEW MEDIA

Eddie Cheng, eBusiness Director

YELL™

Disclaimer

YELL

During this presentation we will be discussing Yell's business outlook and making certain forward-looking statements. Any statements that are not historical facts are subject to a number of risks and uncertainties, and actual results may differ materially.

We urge you to read the Risk Factors and cautionary language in our annual report on Form 20-F filed with the SEC on 8 June, 2004. We also draw your attention to our interim press release and SEC filing on Form 6-K which is posted on our web site, for more information on the risks and uncertainties.

Yell.com Strategic Overview

YELL



+ve
£0
-ve
Awareness
Foot-in-Door
Breakeven
Simple products
Super Search
Yell.com mobile
Attract non
YP customers
Conversion of YP customer
Transaction based
customer, mobile
advertising

Usage - Growth



Page Impressions
Page Impressions Trend
39m
43m
51m
46m
67m
63m
70m
Mar 03
Jun 03
Sep 03
Dec 03
Mar 04
Jun 04
Sep 04

Promotional Objectives and Programmes

YELL

- Online advertising to drive
  - Brand development
  - Usage growth
- Keyword referral advertising on search engine
- Cooperation partnership with third parties

Advertisers - Growth



Thousands
180
160
140
120
100
80
60
40
20
0
Unique Live Customers
Unique Live Searchable Advertisers
Sept 03
Dec 03
Mar 04
Jun 04
Sep 04

Yell.com – Average Value per Account


AVA (£)
250
200
150
100
FY02
FY03
FY04

Note: Average value per account is Recognised Revenue divided by the Average Live Customer Numbers within each fiscal year

Data Source: Marketing Information Group and Finance

Proven Value - Customer Specific Stats


Proven Value Yell.Com Report
Customer's free listing classification
General usage information on home book and free listing classification
In this example the customer has a Web Link - the clickthroughs are shown here
This is the Yell.com usage for this customer - and shows a summary of all classifications and branches
NEW HOLMWOOD HOTEL
Hotels & Inns
CLASSIFICATION INFORMATION
Isle of Wight
Standard search views
Web site clicked on
Map clicked on

- Non specific, classification and key word based usage statistics to attract customers
- Specific customer usage statistics – available via the salesforce and online at Yell Direct

Net Revenue and EBITDA

YELL



£m
9
8
7
6
5
4
3
2
1
0
Net Revenue
EBITDA
Q3 FY03
Q4 FY03
Q1 FY04
Q2 FY04
Q3 FY04
Q4 FY04
Q1 FY05
Q2 FY05

YELL

YELL.COM


CHEVAL GROUP

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Hunt & Nash Website

4, Church St, Twyford, Reading, Berkshire RG10 9DR

Tel: **0118 934 1000**

Classification: Estate Agents

- Lettings • Surveys • Properties For Sale

Options: Map/Directions Send to mobile Save to address book

Wider location results

What's this column? ?

Berkshire Rooms

Bracknell, RG42 4HP

Tel: **01344 360077**

Classification: Accommodation - Residential

- Your One Stop Solution For:
- Exec. Serviced Accommodation

Website

Map & full listing

Direct Property Ltd

Nottingham, NG1 5DX

Tel: **0800 854354**

Classification: Estate Agents

- We Buy Houses For Cash

Sitebuilder

YELL

:: Home
:: Map
:: Contact us





Direct Line Maintenance Services Ltd

Office Hours

Mon - Fri	0800 - 1700
Sat - Sun	Closed

Contact Details

Address: Direct Line Maintenance Services Ltd
Unit 16
Kingston Mill, Chestergate
Stockport
Cheshire
SK3 0AL

E-mail: dlmservices@aol.com

Telephone: 0161 480 7720
Fax: 0161 476 5535

About us

Direct Line Maintenance Services Ltd has been trading since 1996 offering a quality heating and plumbing installation and repair service to the customers of Greater Manchester and North Cheshire areas.

Good quality and and up to date knowledge are the key factors to ongoing business growth and we have established a team of highly skilled engineers who are re-trained regularly and who pass their knowledge onto apprentices.

The company is registered with the Council for Registered Gas Installers and legally approved to carry out the installation and repair of gas appliances. Registration monitors our on-going training commitments to new and existing employees and guarantees qualified engineers who are up to data with safety legislation and the Approved Codes of Practice.

Products and Services

Heating Associations	CORGI
Plumbers Services	Burst Pipes, Leaks, Overflows, Plumbing
Boiler Services	Boiler Maintenance, Boiler Replacements, Boiler Servicing, Energy Efficiency
Central Heating	Free estimates for new systems, Condensing boilers, Energy efficient upgrades, Power flushing, CORGI 182933
Payment details	Visa, Mastercard, Delta, Switch, Solo



Customer Satisfaction and Peace of Mind



We pride ourselves on the level of service we offer. All new installations carry a full 12-month guarantee. All materials are guaranteed as per the manufacturer warranty and comply with the appropriate European Standard and Part L Regulations (Energy Efficiency)

Our policy is to investigate and endeavour to resolve any customer concerns following our Customer Complaints Procedure. All engineers are expected to adhere to a strict Code of Conduct.

Whilst we are working at your property a Quality Inspector will usually visit. This is to ensure engineers are completing their installation to the the highest standard and we can anticipate complications before they occur.

Hosted by YELL.COM

Unit 16, Kingston Mill, Chestergate, Stockport, Cheshire, SK3 0AL Tel: 0161 480 7720

YELL

Results 1-12 of 80 for "hotels" in Reading

Page 1 2 3 4 5 6 7 8 Next page >

HIDE MAP ?

Numbered icons on this map relate to the listings below it.



READING
Tilehurst
Pangbourne
Upper Basildon
Bradfield
Englefield
Southend
Burghfield
Burghfield Common
Mortimer
Stratfield Mortimer
Spencers Wood
Shinfield
Arborfield
Arborfield Cross
Barkham
WOKINGHAM
Finchampstead
Eversley
Twyford
Sonning
Padworth
Woodley
WOKINGHAM
© Collins Bartholomew Ltd 2005

Key: Click to get detailed map and directions   No map available

Warning: see notes on map and routing accuracy.

---

1 Hanover International Hotel Website

Pingewood, Reading, Berkshire RG30 3UN

Tel: 0845 7444123

Matches: hotels Classification: Hotels

· On Site Leisure Activities · Corporate Business · Private Dining · Groups Welcome · Room Service · Leisure Breaks

Options: Map/Directions Send to mobile Save to address book

---

2 Comfort Inn Reading Website

39, Christchurch Road, Reading, Berkshire RG2 7AN

Tel: 0118 931 1311

Matches: hotels Classification: Hotels

· Conference & Meeting Facilit's · Special Offers · Family Rooms Available · On-Line Booking Service

Options: Map/Directions Send to mobile Save to address book

---

3 Courtyard by Marriott, Reading Website

Bath Rd, Padworth, Reading, Berkshire RG7 5HT

Tel: 0870 4007234

Matches: hotels Classification: Hotels

· Conference Facilities For 200 · Weddings & Parties For 200 · Day & 24Hr Delegate Rates · 50 Ensuite Air Con Rooms · Relaxed & Informal Settings · Superb Value For Money

Options: Map/Directions Send to mobile Save to address book

Wider location results

What's this column? ?

Berkshire Rooms

Bracknell, RG42 4HP

Tel: 01344 360077

Matches: hotel
Classification: Hotels

· Your One Stop Solution For:
· Exec. Serviced Accommodation

Website
Map & full listing

The Star Inn Hotel

Wantage, OX12 9PL

Tel: 01235 751539

Classification match only: Hotels

· 8 Ensuite Rooms
· Double Family and Twin Rooms

Map & full listing

Driving Up Yield

YELL

- Value based pricing – rate card rebalancing
- Results page redesign to drive up yield

Monetisation of Yell.com Search Results Page – New Design


24HR Reservations & Enquiries
Nationwide Network
0800 100 200
Ryder Logistics & Transportation Solutions Worldwide
LEVER COURIERS
Search for:
OR a company called:
Located in:
North London
(e.g. Yell)
(e.g. town)
SEARCH
Home Advertise with Yell Help
Printer friendly results
Results 1-12 of 152 for "transit van hire" in North London
Dedicated prominent slot – premium rate
SPONSORED LISTING
Budget Car & Van Hire
Website
Van bookings: 08701 539 170 Car bookings: 08701 539 171
Budget Car & Van Hire offer first class service and a reputation other vehicle hire companies can only dream of 120 ch.
Matches: van hire Classification(s): Van & Truck Hire
Budget Rent-a-Car
62-66, York Way, London, N1 9AG
Variable random – normal rate
Classification(s): Van & Truck Hire
Cars Vans MPVs Minibuses • Free Upgrades If Available •
Corporate Accounts Available • Competitive Local Rates
Map/Directions E-mail business Send to mobile Save to address book
Value Rent-a-Car
Website
Colney Hatch Lane, Friern Barnet, London, N11 3DG
Tel: 020 8368 6836
Matches: van, hire Classification(s): Van & Truck Hire
•Prestige Fleet Available • Cars Vans MPVs Minibuses • Free Upgrades If Available
Wider location results
SPONSORED LISTING
DCH Van Rentals
DCH
Website
Map & full listing
London, E8 5AZ
Tel: 0870 241 7480
Fax: 0870 242 7481
• Free delivery & collection
• Unlimited mileage/MPV's/Vans
Classification(s): Van & Truck Hire
Out of area – premium rate
Yellow Pages ad
Website
Map & full listing

Search

YELL

Key Yell.com search improvements over the past 12 months:

- Value added information
  - e.g. car park, maps
- Different search methods
  - e.g. spatial, by classification, named company search, by keywords, brands etc
- Ability to search multiple classifications as well as "words" within an advert
- Improved Search terms
  - e.g. geographical landmarks, thesaurus etc.

Yell.com v Search Engine - Differentiation

YELL

Yell.com	Search Engines
Sizable Salesforce with historical relationship to the SME community	
Non web site advertising, templated web site and hot links	Hot link to existing web site
Fixed price advertising	Budget / bid driven
No "advertising" management needed	Extensive management required to monitor and tune performance
Specific sectional search to be specific type of search	General, wide scope
"Decision triggering" information is displayed	Click to see information

Yell.com mobile

YELL

Long term objective: to distribute Yell.com advertising onto a mobile phone platform

- 2 years ago, we launched Yell.com by text to trial user attitude / acceptance of such a concept
- Yell.com mobile is our next generation offer for JAVA™ phones with data connectivity
- Investment in voice recognition to facilitate the next generation of search

Yell.com mobile


Stage 1:
Create the request (JAVA ™ phones only)
Launch icon
Select option
Enter business type
Select option
Enter location
Over the air Connection (OTA)
Stage 2:
The results
Total number of results
Additional information (advert)
OTA
Stage 3:
Map and directions
£ - user pays premium
Zoom option
Business location
Business address
Scroll option
Route information

Yell.com – Key Growth Opportunities

YELL

- Main products continue to be
  - enhanced listings for SMEs who want a simple presence
  - templated web sites for SMEs who have content
  - web links, banners for business with existing web sites
- New growth
  - businesses that need national coverage e.g. hotels
  - non premise based advertising e.g. e-retailers
- Improve search to accommodate
  - complex search beyond classifications e.g. brands
- Diversify revenue model to include performance based pricing
  - revenue share
  - value based
- Build usage via organic growth and partnership
- Dissemination of content via mobile phones

Investor Relations: Jill Sherratt +44 (0)118 950 6984

www.yellgroup.com

Yell, Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT

YELL™

82-34674

FINANCIAL OVERVIEW

John Davis, Chief Financial Officer

Disclaimer

YELL.

During this presentation we will be discussing Yell's business outlook and making certain forward-looking statements. Any statements that are not historical facts are subject to a number of risks and uncertainties, and actual results may differ materially.

We urge you to read the Risk Factors and cautionary language in our annual report on Form 20-F filed with the SEC on 8 June, 2004. We also draw your attention to our interim press release and SEC filing on Form 6-K which is posted on our web site, for more information on the risks and uncertainties.

Yell Group - Strong Historic Growth



Turnover (£m)
US
UK
CAGR 18%
99
523
220
554
284
581
499
615
552
635
2000
2001
2002
2003
2004



Adjusted EBITDA (£m)
US
UK
CAGR 14%
6
200
28
206
35
210
97
226
127
233
2000
2001
2002
2003
2004

34.7% 30.2% 28.3% 29.0% 30.3%

EBITDA margin

Adjusted EBITDA excludes buyout arrangement under BT ownership in FY02, IPO costs and restructuring costs relating to the closure of a Yellow Book West production site in FY03

Yell UK – Growth under Regulation

YELL

Turnover (£m)


CAGR 5%
523
554
581
615
635

2000	2001	2002	2003	2004
+1.3%	**+ 0.6%**	**-0.4%**	**-4.4%**	**-4.8%**

Effective Yellow Pages price reduction

Adjusted EBITDA (£m)


CAGR 4%
200
206
210
226
233

2000	2001	2002	2003	2004
38.2%	**37.2%**	**36.2%**	**36.8%**	**36.7%**

EBITDA margin

Adjusted EBITDA excludes buyout arrangement under BT ownership in FY02, IPO costs and restructuring costs relating to the closure of a Yellow Book West production site in FY03

Yell US – Organic and Acquisition Growth

Turnover ($m)



CAGR 42%
331.0
409.0
775.0
939.6
2001
2002
2003
2004
Acquired
Existing

Adjusted EBITDA ($m)



CAGR 74%
41.0
50.0
151.0
215.9
2001
2002
2003
2004

2001	2002	2003	2004
12.4%	12.3%	19.4%	23.0 %

EBITDA margin

Building US Margins

YELL

EBITDA margin of new directories since launch FY04



0%
11%
31%
23%
1 Year
2-3 Years
4+ Years
All Directories
7%
30%
63%
100%
Share of turnover

Strong FY05 Interim Results

YELL

- Group Revenue up 6.3% to £604.6m (12.3% at constant FX)
  - UK up 3.9% - Yell.com up 42.6%
  - US up 23.4% - 16.0% organic growth
- Group EBITDA up 9.8% to £206m (14.6% at constant FX)
  - UK up 2.6%; margins stable at 40.7%
  - US up 40.9%; margins up 3.3 points to 26.4%
- Group operating cash flow up 11% to £170.6m (14.6% at constant FX)
  - Group cash conversion rate 82.8%
- Diluted EPS up 18.3% to 15.5 p
- Interim dividend up 40% to 4.2 p

All earnings and cash flow results before exceptional costs

Use of Free Cash Flow

YELL

Acquisitions

- c. ½ FCF
- Under 10x proforma EBITDA
- Positive net present value
- Earnings accretive, before goodwill amortisation and one-off costs

Optimum Capital Structure

- 3-4 x EBITDA

Dividends

- c. ½ FCF
- ⅓ interim, ⅔ final
- Growth at least in line with earnings

Investor Relations: Jill Sherratt +44 (0)118 950 6984

www.yellgroup.com

Yell, Queens Walk, Oxford Road, Reading, Berkshire RG1 7PT

YELL™